U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14F-1

INFORMATION STATEMENT

Pursuant to Section 14(f) of the

Securities Exchange Act of 1934

and Rule 14f-1 thereunder

PREVENTIA, INC.

(Name of Registrant as Specified in Its Charter)

Nevada	000-54466	27-2438013
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

8900 W. Olympic Blvd.

Beverly Hills, CA 90211

(Address of principal executive offices)

(877) 660-6463

(Issuer’s telephone number)

Securities registered pursuant to Section 12(b) of the Act:

None

Securities registered pursuant to Section 12(g) of the Act:

Common Stock, $0.0001 par value per share

(Title of each class)

WE ARE NOT ASKING YOU FOR A PROXY AND

NO ACTION ON YOUR PART IS REQUESTED OR REQUIRED

PREVENTIA, INC.

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

Notice of Proposed Change in the

Majority of the Board of Directors

INTRODUCTION

This Information Statement is being furnished to all holders of record of common stock of Preventia, Inc. (the “Company”) at the close of business on April 30, 2012, in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Act”), and Rule 14f-1 under the Act, prior to effecting a change in majority of the Company's directors other than by a meeting of stockholders.

The change in the majority of directors and the appointment of new members to the Company’s Board of Directors (the “Board”) is expected to take place no earlier than 10 days after the date this Information Statement is filed with the Securities and Exchange Commission (the “SEC”) and transmitted to our stockholders in accordance with SEC Rule 14f-1. This Information Statement is being mailed to the stockholders on or about May 17, 2012.

NO VOTE OR OTHER ACTION BY THE COMPANY'S STOCKHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT. PROXIES ARE NOT BEING SOLICITED.

On May 15, 2012, Dr. Murray Friedman (the “Seller”), our majority shareholder, entered into various Stock Purchase Agreements under which the Seller sold all of his shares of the Company’s stock.  Certain of those Stock Purchase Agreements are described below.

The Seller entered into a Stock Purchase Agreement (the “Ramsden Purchase Agreement”) with Terence P. Ramsden (“Ramsden”), pursuant to which the Seller agreed to sell to Ramsden 2,312,250 shares of Common Stock of the Company for a total purchase price of $128,980.20.  The Seller also entered into a Stock Purchase Agreement with Robert J. Stevens (“Stevens”), pursuant to which the Seller agreed to sell to Stevens 1,500,000 shares of Common Stock of the Company for a total purchase price of $83,671.88.  The Stock Purchase Agreement with Stevens and the Ramsden Purchase Agreement are each referred to herein as a “Purchase Agreement.”

Under each Purchase Agreement, the Seller agreed to indemnify and hold the purchaser and the Company harmless from the breach by the Seller of any representations made by the Seller in that Purchase Agreement and certain liabilities and obligations of the Company related to the period prior to the closing of the purchase of the shares under that Purchase Agreement.  Under the Ramsden Purchase Agreement, Ramsden agreed to reimburse the Seller or the Seller’s designee for reasonable costs incurred in connection with this Information Statement and certain notifications to the Financial Industry Regulatory Authority.

In connection with each Purchase Agreement, on May 15, 2012, Stuart Katz, our Chief Operating Officer and Secretary, submitted his resignation from his positions with the Company.  Additionally, on May 15, 2012, Dr. Murray Friedman, our President, Chief Executive Officer, Chief Financial Officer and sole director submitted his resignation from all of his positions as director and officer of the Company.  Mr. Katz’s and Dr. Friedman’s resignations as officers of the Company are effective upon the consummation of each Purchase Agreement (the “Closing”), which is expected to take place on May 17, 2012 after the filing of this Information Statement with the SEC.  Dr. Friedman’s resignation as a director of the Company will be effective ten days after the mailing of this Information Statement to stockholders of the Company (the “Effective Date”).

Also effective as of the Closing, Robert Stevens was appointed as the President, Chief Executive Officer, Chief Financial Officer, Secretary, and director.

As of May 15, 2012, the authorized capital stock of the Company consisted of 25,000,000 shares of Common Stock, of which 9,253,000 shares were outstanding.  Each share of Common Stock is entitled to one vote with respect to all matters to be acted on by the stockholders.

DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth the names and ages of, and position or positions held by our officers and director prior to their resignation.

Name	Age	Position	Term of Office

Dr. Murray Friedman	51	Director	Inception until resignation
		Chief Executive Officer, Chief Financial Officer and President
Stuart Katz	47	Chief Operating Officer and Secretary	Inception until resignation

The following describes the business experience of the director and executive officers prior to their resignations:

Dr. Murray Friedman, President, Chief Executive Officer, Chief Financial Officer, and Director

Dr. Friedman, a Doctor of Dental Surgery and a seasoned management executive, has used his expertise in working with a broad range of corporations over the past 27 years, advancing the visions and missions of corporations through his comprehensive understanding over a broad range of industries, enabling him to provide continuity and leadership to a diverse group of companies.

From 2002 to 2009, Dr. Friedman served as the Chief Operating Officer for Implant Logic Systems, a Dental Implant Technology Company, using innovative CT scanning technology integrated with radiographic markers.  Currently Dr. Friedman is a Managing Member of Sapphire Capital Ventures, a Holding Company for Technology, Healthcare and Real Estate Ventures, which he formed in 2007.

Dr. Friedman’s education is as follows:

1988

DDS   Columbia University School of Dental And Oral Surgery

1982

BA   Yeshiva University (magna)

Major: Biology, Chemistry, Minor: Sociology

1982

AA   Erna Michael College

Major: Jurisprudence

1988-1989

Woodhull Medical and Mental Health Center:

Residency in General Practice/Oral and Maxillo-Facial

Surgery, Rotations: Anesthesia, General Surgery,

Medicine, ENT, Plastic Surgery

Stuart Katz, Chief Operating Officer

Mr. Katz’s 20 years of executive operations experience has profitably directed operations of over 4,000 units in 30 buildings throughout New York City, responsible for construction and renovations for Weinreb Management from 1989 to 1994.

From 1994 to 1999, Mr. Katz served as the Assistant Director of Housing for the Met Council on Jewish Poverty, New York, N.Y., responsible for the day-to-day operations supervising 1500 non-profit residential units in four boroughs, directing the construction 100 unit dual-diagnosis residence on the Upper East Side in addition to planning and building of two 135 unit elderly apartment buildings in Starret City.

From 1999 to 2004, Mr. Katz served as NET2PHONE’s, a technology IPO Company, Director of Operations where he planned, designed, and oversaw the construction of 150,000 square feet of offices and seamlessly organized and implemented headquarters relocation from three locations with minimal impact to the over 800 employees.

Most recently, from 2004 to 2009, Mr. Katz successfully guided Windsor Healthcare as its Regional Environmental Specialist and as a Licensed Nursing Home Administrator.

Mr. Katz is a licensed Paramedic and has served on a neighborhood volunteer Ambulance Corp for over 20 years.  He earned a bachelor of science degree from Touro College in 1985 with a major in business management.

Set forth below is the biographical information about the new director and executive officer:

Name	Age	Position

Robert J. Stevens	46	President, Chief Executive Officer, Chief Financial Officer, Secretary and director

Robert J. Stevens has been President, Chief Executive Officer and Chairman of Dematco, Inc. since December 2006 and serves as a director of its wholly-owned subsidiary, Dematco, Ltd.  Dematco, Inc. has a class of securities registered under Section 12 of the Act.  Additionally, he has served as a director of Private Trading Systems plc (“PTS”), and its operating subsidiary, Private Treaty Market Limited (“PTML”) since May 2005.  Prior to joining PTS and PTML as a director, he co-founded Betting Markets Ltd. in 2000.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding the beneficial ownership of the Company's Common Stock, as of May 15, 2012, by (i) each stockholder known by the Company to be the beneficial owner of more than 5% of the Company’s Common Stock (each, a “5% Shareholder”) and (ii) the directors and executive officers of the Company.  Each person named in the table had sole voting and investment power with respect to the shares beneficially owned as of the reported date.

Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Beneficial ownership also includes shares of stock subject to options and warrants currently exercisable or exercisable within 60 days of the date of this table. Applicable percentages are based on 9,253,000 shares of our Common Stock outstanding as of May 15, 2012.

Name

Amount

Percentage

Dr. Murray Friedman

8,000,000

86.5%

130 Central Avenue

Lawrence, NY 11559

Stuart Katz

0

0%

130 Cumberland Place

Lawrence, NY 11559

Executive Officers and Directors

As a group (2 persons)

8,000,000

86.5%

The following table sets forth certain information regarding the beneficial ownership of the Company's Common Stock, after giving effect to the Closing, by (i) the directors and executive officers of the Company and (ii) each 5% Shareholder.  Each person named in the table has sole voting and investment power with respect to the shares beneficially owned, unless otherwise indicated.

Directors and Executive Officers

Amount

Percentage

Dr. Murray Friedman

0

0%

130 Central Avenue

Lawrence, NY 11559

Robert J. Stevens

1,500,000

16.2%

61 Yorkville Avenue, Suite 301

Toronto, Ontario M5R1B7

Canada

Executive Officers and Directors

As a group (2 persons)

1,500,000

16.2%

Name and Address of 5% Shareholders (other than as reported directly above):

Terence P. Ramsden

2,312,250

25%

Dreamview

20 Avenida Francia

San Eugenio Alto, Adeje

Santa Cruz De Tenerife, 38660

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Except as set forth below, no person who, during the year ended December 31, 2011, was a director, officer or beneficial owner of more than ten percent of the Company’s Common Stock (which is the only class of securities of the Company registered under Section 12 of the Act) failed to file on a timely basis reports required by Section 16 of the Act during such fiscal year or prior years.  The foregoing is based solely upon a review by the Company of Forms 3 and 4 and amendments thereto during such fiscal year as furnished to the Company under Rule 16a-3(e) under the Act, and Forms 5 and amendments thereto furnished to the Company with respect to such fiscal year, and any written representation received by the Company from any reporting person that no Form 5 is required.

COMPENSATION OF DIRECTORS AND OFFICERS

Since inception, we have not paid any compensation to our officers.  Dr. Friedman purchased his 8,000,000 shares of Common Stock for $8,000 in cash from personal funds.

We do not have any standard arrangements by which directors are compensated for any services provided as a director.  No cash has been paid to the directors in their capacity as such.

Equity Awards

The Company has no stock option, retirement, pension, or profit-sharing programs for the benefit of directors, officers or other employees, but the Board may recommend adoption of one or more such programs in the future.

No officer or director holds any unexercised options, stock that had not vested, or equity incentive plan awards as of the date of this Information Statement.

Director Independence

Our securities are not listed on a national securities exchange or in an inter-dealer quotation system which has requirements that directors be independent.  We do not have independent directors.

COMMITTEES OF THE COMPANY'S BOARD OF DIRECTORS

We do not have a standing nominating, compensation or audit committee.  Rather, the Board performs the functions of these committees. Also, we do not have a “audit committee financial expert” on the Board as that term is defined by Item 401(d)(5)(ii) of Regulation S-K. We do not believe it is necessary for the Board to appoint such committees because the volume of matters that come before the Board for consideration permits the Board to give sufficient time and attention to such matters to be involved in all decision making. Additionally, because our Common Stock is not listed for trading or quotation on a national securities exchange, we are not required to have such committees.

MEETINGS OF THE BOARD OF DIRECTORS

During the fiscal year ended December 31, 2011, the Board did not have any board meetings. No compensation has been paid to the Company's directors for attendance at any meetings during the last fiscal year.

STOCKHOLDER COMMUNICATION WITH THE BOARD OF DIRECTORS

There has not been any defined policy or procedural requirements for stockholders to submit recommendations or nomination for directors. The Board does not believe that a defined policy with regard to the consideration of candidates recommended by stockholders is necessary at this time because it believes that, given the limited scope of the Company’s operations, a specific nominating policy would be premature and of little assistance until the Company’s business operations are at a more advanced level. There are no specific, minimum qualifications that the Board believes must be met by a candidate recommended by the Board. Currently, the entire Board decides on nominees, on the recommendation of any member of the Board followed by the Board’s review of the candidates’ resumes and interview of candidates. Based on the information gathered, the Board then makes a decision on whether to recommend the candidates as nominees for director. The Company does not pay any fee to any third party or parties to identify or evaluate or assist in identifying or evaluating potential nominee.

The Company does not have any restrictions on shareholder nominations under its articles of incorporation or bylaws. The only restrictions are those applicable generally under Nevada corporate law and the federal proxy rules, to the extent such rules are or become applicable.  The Board will consider suggestions from individual shareholders, subject to evaluation of the person's merits. Stockholders may communicate nominee suggestions directly to the Board, accompanied by biographical details and a statement of support for the nominees. The suggested nominee must also provide a statement of consent to being considered for nomination. There are no formal criteria for nominees.

The Board has determined not to adopt a formal methodology for communications from shareholders.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

AND DIRECTOR INDEPENDENCE

Director Independence

Before giving effect to the Closing, the sole member of the Board is Dr. Murray Friedman.  He is not independent as such term is defined by a national securities exchange or an inter-dealer quotation system.

Since January 1, 2011, there were no transactions with related persons other than as described below.

Related Party Lease

Before giving effect to the Closing, the Company leases its office premises from Dr. Friedman on a month-to-month basis.  Total rent expense charged by the officer amounted to $6,000 for the year ended December 31, 2011.

Related Party Loan

As of May 10, 2012, the Company owed $9,489 to an officer of the Company. These advances are unsecured, due on demand, and bear interest at 8% per annum.  As of the Closing, this liability will be fully satisfied.

LEGAL PROCEEDINGS

To the knowledge of the Company there are no pending or threatened litigation or proceedings against the Company.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

The Company is subject to the information and reporting requirements of the Act and, in accordance with the Act, files periodic reports, documents and other information with the SEC relating to its business, financial statements and other matters. These reports and other information may be inspected and are available for copying at the offices of the SEC, 100 F Street, N.E., Washington, D.C. 20549 and are available on the SEC's website at www.sec.gov.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Information Statement to be signed on its behalf by the undersigned hereunto duly authorized.

PREVENTIA, INC.

May 16, 2012	By:	/s/ Dr. Murray Friedman
Dr. Murray Friedman, Chief Executive Officer

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